
July 22, 2011

Via Email
Karim N. Rawji
President
TechApp Solutions, Inc.
115 W. California Blvd. #553
Pasadena, California 91105

> **Re:** **TechApp Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 30, 2011**
> **File No. 333-173533**

Dear Mr. Rawji:

We have reviewed your amended filing and the related response letter dated June 28, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 12, 2011.

General

1. Please be sure that any future responsive amendments also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies provided in HTML format that show changes within paragraphs help us to expedite our review.

2. Please update your financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Risk Factors, page 6

General

3. We refer to the revisions you have made in response to prior comment 5 as well as our prior comment 7, and note that you continue to include mitigating language in your risk factor disclosure. In this regard, we note the disclosure: "Clifford Hunt, as our escrow agent and our attorney, will act in the best interests of and fulfill his fiduciary duty to us and our investors and shall act ethically and with integrity in all such capacities." This text expresses your expectations regarding uncertain future conduct as a certainty. Please

revise to express this as an uncertainty and focus the text on the risk to investors that results from the uncertainty.

Item 8. Plan of Distribution

Procedures and Requirements for Subscription, page 8

4.   We refer to the revisions made in response to prior comment 10 and the subscription agreement filed as Exhibit 10 to your amended filing. We note that while you have amended your document to indicate that a rejected subscription will be returned to the subscriber within 5 business days of the rejection date, this does not appear to be an express term that is included in the subscription agreement, which you filed as an exhibit. Please advise.

5.   We suggest that you revise the text at page 8 as well as your subscription agreement and escrow agreement to eliminate the cash subscription alternative. For example, Sections 3.1, 3.3 and 5.3 of the escrow agreement contain references to the possibility of cash payment of subscriptions. If you elect to retain a cash payment opportunity for subscribers, it appears that the cash proceeds in the hands of the company would be subject to claims of its creditors and present a risk that you may not have sufficient funds to return offering subscriptions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 13

6.   We refer to your response to prior comment 8. Please revise your discussion of your anticipated liquidity needs to discuss the costs you will incur upon becoming a public reporting company. Disclose whether the net proceeds of the offering are expected to be sufficient to fund your anticipated capital needs during the 12 months following the closing of the offering.   To the extent you believe that additional funds would be needed to conduct your planned business activities for a minimum period of 12 months following the receipt of offering proceeds, please disclose your estimate of the capital deficiency.

Report of Independent Registered Public Accounting Firm, page F-2

7.   We note your response to prior comment 14. We further note that the audit report continues to indicate that the auditor "audited the balance sheets of TechApp Solutions, Inc. as of November 30, 2010 and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended..." Since the audit covered a period of 22 days, as opposed to a full year, we believe the report should be revised to only include the period from November 8, 2010 (date if inception) through November 30, 2010. Please revise accordingly.

Item 16. Exhibits, page II-1

8.   Please ensure that the escrow agreement has been executed and that the escrow agreement filed with a pre-effective amendment sets forth conformed signatures.

9.   We note that the offering subscriptions will be deposited with an account denominated "Clifford J. Hunt Trust Account IOTA" that is maintained at the Bank of America. Please tell us whether the subscriptions from subscribers in the offering are maintained separately from funds of clients of Mr. Hunt, and if so, briefly tell us how this segmentation of funds is established.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman for

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via E-mail
        Clifford J. Hunt, Esq.
        Law Office of Clifford J. Hint, P.A.